# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: eBay Inc., CIK 0001065088
CUSIP: 278642103
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2025 Hamilton Avenue, San Jose, California (CA), 95125
Date of event which requires filing of this statement: 05/26/2026
Filed by CIK 0001326380
Persons authorized to receive notices and communications: Mark H. Robinson, GameStop Corp., 625 Westport Parkway, Grapevine, Texas (TX), 76051, (817) 424-2000

## Reporting persons
- GameStop Corp. (CIK 0001326380): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 25,000; shared voting power 0; sole dispositive power 25,000; shared dispositive power 0; aggregate amount beneficially owned 25,000 (0.01% of the class)
  Comment: Rounded up to the nearest hundredth of a percent and based on the 444 million shares of Common Stock stated by the Issuer as being outstanding as of April 24, 2026 in its Form 10-Q, filed with the United States Securities and Exchange Commission on April 29, 2026 (the "2026 Q1 10-Q").

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: eBay Inc.
Address of issuer's principal executive offices: 2025 Hamilton Avenue, San Jose, California (CA), 95125
Comment:
Explanatory Note:

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D filed by the Reporting Person on May 4, 2026, as amended by Amendment No. 1 thereto filed by the Reporting Person on May 19, 2026 (the "Original 13D", and as so amended and supplemented, the "Schedule 13D") relating to the Common Stock of the Issuer. Capitalized terms used in this Amendment No. 2 but not otherwise defined shall have the respective meanings ascribed to them in the Original 13D.

As more fully described herein, in addition to the 25,000 shares of Common Stock beneficially owned directly by the Reporting Person, the Reporting Person has acquired economic exposure to a further 34,508,990 shares of Common Stock underlying Put/Call Pairs. Together, the 25,000 shares of Common Stock beneficially owned directly and the shares of Common Stock underlying Put/Call Pairs constitute approximately 7.78% of the outstanding shares of Common Stock, based on the 444 million shares of Common Stock stated by the Issuer as being outstanding as of April 24, 2026 in the Issuer's 2026 Q1 10-Q. In the event of physical settlement of the Put/Call Pairs, GameStop would have the sole power to vote or direct the vote of the shares of Common Stock underlying such Put/Call Pairs.

The Reporting Person disclaims beneficial ownership of the shares of Common Stock underlying the Put/Call Pairs, including without limitation because the Put/Call Pairs are not physically settleable for Common Stock unless and until the HSR Act Condition has been satisfied.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original 13D is hereby supplemented as follows:

"As further detailed on Exhibit 99.2 of Amendment No. 2, GameStop has entered into additional Put/Call Pairs providing economic exposure to a further 5,430,291 shares of Common Stock (i.e., a further approximately 1.22% of the Common Stock). Such Put/Call Pairs are only settleable in cash until the HSR Act Condition is satisfied. Following the satisfaction of the HSR Act Condition, the Put/Call Pairs are settleable either in cash or in shares of Common Stock at the option of the exercising party. The source of funds to be used by GameStop to settle such shares of Common Stock, to the extent GameStop elects physical settlement, is anticipated to be cash from its working capital. The total net premium paid by the Reporting Person for the 5,430,291 Put/Call Pairs reported on this Amendment No. 2 was $1,586,031.64 and was paid from the Reporting Person's working capital.

Unless noted above, no portion of the purchase price for either of the shares of Common Stock beneficially owned directly by the Reporting Person or the shares of Common Stock underlying the Put/Call Pairs was or is currently expected to be borrowed by the Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

To the knowledge of the Reporting Person, as of the filing of this Amendment No. 2, none of the executive officers or directors of the Reporting Person listed on Exhibit 99.3 have anything additional to disclose in response to this Item."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original 13D is hereby supplemented as follows:

"The response to Item 3, Item 6 and Exhibit 99.2 of Amendment No. 2 are each incorporated herein by reference.

To the knowledge of the Reporting Person, as of the filing of this Amendment No. 2, none of the executive officers or directors of the Reporting Person listed on Exhibit 99.3 have anything additional to disclose in response to this Item."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original 13D is hereby amended and restated in its entirety as follows:

"The Reporting Person may be deemed to beneficially own all of the 25,000 shares of Common Stock reported herein as beneficially owned directly by the Reporting Person, which represent approximately 0.006% of Issuer's outstanding shares of Common Stock, based on the 444 million share of Common Stock stated by the Issuer as being outstanding as of April 24, 2026 in the Issuer's 2026 Q1 10-Q. GameStop has the sole power to vote or direct the vote of all of the 25,000 shares of Common Stock it beneficially owns directly.

As more fully described in Item 6, pursuant to the Put/Call Pairs, in addition to the shares of Common Stock reported in the preceding paragraph, the Reporting Person has acquired economic exposure to a further 34,508,990 shares of Common Stock underlying the Put/Call Pairs, constituting approximately 7.772% of the outstanding shares of Common Stock, based on the 444 million share of Common Stock stated by the Issuer as being outstanding as of April 24, 2026 in the Issuer's 2026 Q1 10-Q. In the event of physical settlement of the Put/Call Pairs, GameStop would have the sole power to vote or direct the vote of the shares of Common Stock underlying such Put/Call Pairs.

The Reporting Person disclaims beneficial ownership of the shares of Common Stock underlying the Put/Call Pairs, including, without limitation, because the Put/Call Pairs are not physically settleable for Common Stock unless and until the HSR Act Condition has been satisfied, and as of the date hereof, such condition to physical settlement of the Put/Call Pairs has not been satisfied (and therefore, the Reporting Person does not currently have the "right to acquire beneficial ownership" of such shares of Common Stock for purposes of Rule 13d-3(d)(1)(i)).

To the knowledge of the Reporting Person, as of the filing of this Amendment No. 2, none of the executive officers or directors of the Reporting Person listed on Exhibit 99.3 have anything additional to disclose in response to this Item."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Original 13D is hereby amended and restated in its entirety as follows:

"The response to Item 5(a) of Amendment No. 2 is incorporated herein by reference."
Transactions in the class effected during the past sixty days: Item 5(c) of the Original 13D is hereby supplemented as follows: "Other than as described herein or on Exhibit 99.2 filed with Amendment No. 2, which is incorporated herein by reference, no transactions in the Common Stock were effected by the Reporting Person (or, to the knowledge of the Reporting Person, by any of the executive officers or directors of the Reporting Person listed on Exhibit 99.3) during the past 60 days."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The first sentence of the first paragraph of Item 6 of the Original 13D is hereby amended and restated in its entirety as follows:

"In addition to the 25,000 shares of Common Stock beneficially owned directly, the Reporting Person has economic exposure to a further 34,508,990 shares of Common Stock underlying Put/Call Pairs entered into between the Reporting Person and a financial institution counterparty, which is The Toronto-Dominion Bank."

The first sentence of the second paragraph of Item 6 of the Original 13D is hereby amended and restated in its entirety as follows:

"The Put/Call Pairs have strike prices ranging from $84.739414 to $118.275965."

Item 6 of the Original 13D is hereby further supplemented as follows:

"To the knowledge of the Reporting Person, as of the filing of this Amendment No. 2, none of the executive officers or directors of the Reporting Person listed on Exhibit 99.3 have anything additional to disclose in response to this Item."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original 13D is hereby amended and restated in its entirety as follows:

"Exhibit 99.1 Offer Letter, dated as of May 3, 2026.*
Exhibit 99.2 Trading Data.
Exhibit 99.3 Names of the Executive Officers and Directors of the Reporting Person.*
Exhibit 99.4 Form of Put/Call Pair Supplemental Confirmation.*
Exhibit 99.5 Form of Put/Call Pair Pricing Notification.*

* Previously filed"

## Signatures
- GameStop Corp.: /s/ Mark H. Robinson, Mark H. Robinson/General Counsel (05/28/2026)